                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            The Lamson & Sessions Co.
                            -------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    513696104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 46 Pages)

-----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 2 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,318,244
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,318,244
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,318,244
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 3 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  251,094
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              251,094
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    251,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 4 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,569,338
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,569,338
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 5 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,569,338
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,569,338
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 6 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,569,338
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,569,338
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 7 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,569,338
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,569,338
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 8 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,569,338
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,569,338
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 9 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,569,338
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,569,338
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 10 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,569,338
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,569,338
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,569,338
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 11 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WILLIAM J. FOX
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 12 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY C. SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 13 of 46 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL CAPORALE, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 14 of 46 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 3 ("Amendment  No. 3") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  3 amends  the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            Lee D. Meyer has been withdrawn as a nominee for director.
Therefore, Mr. Meyer is no longer a Reporting Person.

            Michael Caporale,  Jr. is hereby added as Reporting Persons to the
Schedule 13D.

            Michael Caporale,  Jr. ("Mr. Caporale") is a nominee for the Board of  Directors  of the  Issuer  and his  principal  occupation  is  acting as a private  investor.  The  principal  business  address of Mr.  Caporale is 3668
Shetland  Trail,  Richfield,  Ohio  44286.  Mr.  Caporale  is a citizen of the
United States of America.

            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3 is hereby amended and restated as follows:

            The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 1,569,338
Shares beneficially owned in the aggregate by all of the Reporting Persons is approximately $35,741,459, including brokerage commissions.

      Item 4 is hereby amended to add the following:

            On April 26, 2007, Admiral Advisors delivered a letter to the
President and Chief Executive Officer of the Issuer (the "Proposal Letter")
expressing concern over the delay in scheduling the 2007 Annual Meeting and requesting that the Issuer either:

            (a) promptly set a date for the 2007 Annual Meeting;

            or

            (b) immediately name two of Starboard's nominees to the Board of
                Directors of the Issuer.

            A copy of the Proposal Letter is attached hereto as Exhibit 10 and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 15 of 46 Pages
----------------------                                    ----------------------

            On April 26, 2007, Ramius Capital issued a press release (the "Press
Release") relating to the Proposal Letter. The Press Release also announced that
Starboard filed preliminary proxy material with the Securities and Exchange
Commission (the "SEC") seeking to elect its nominees to the Board of Directors of the Issuer. A copy of the Press Release is attached hereto as Exhibit 11 and is incorporated herein by reference. Upon finalization of its proxy materials and the filing of definitive proxy material with the SEC, Starboard intends to solicit proxies from the shareholders of the Issuer in order to elect its nominees as directors of the Issuer at the 2007 Annual Meeting.

            On April 26, 2007, Starboard delivered to the Issuer a supplement to the Nomination Letter (the "Nomination Letter Supplement") withdrawing Mr. Meyer as a nominee for election as a director at the 2007 Annual Meeting and nominating Mr. Caporale as a substitute nominee. As further described in the
Nomination Letter Supplement, Mr. Meyer is currently serving on the board of directors of a competitor of the Issuer, which was expected to be sold by the end of April 2007; however, as a result of delays in the sale transaction, Mr.
Meyer decided to withdraw as a nominee for election as a director of the Issuer at the 2007 Annual Meeting. A copy of the Nomination Letter Supplement is attached hereto as Exhibit 12 and is incorporated herein by reference.

            STARBOARD STRONGLY ADVISES ALL SHAREHOLDERS OF THE ISSUER TO READ
THE DEFINITIVE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN
IMPORTANT INFORMATION. SUCH DEFINITIVE PROXY STATEMENT WILL BE AVAILABLE AT NO
CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE
PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE
PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE
DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC.,
TOLL-FREE AT (800) 322-2885 OR COLLECT AT (212) 929-5500 OR VIA EMAIL AT
PROXY@MACKENZIEPARTNERS.COM.

            THE PARTICIPANTS IN THE PROXY SOLICITATION ARE ANTICIPATED TO BE THE
REPORTING PERSONS. SHAREHOLDERS OF THE ISSUER MAY OBTAIN INFORMATION REGARDING
THE PARTICIPANTS' DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR
OTHERWISE, IN THE ISSUER BY REFERRING TO ITEM 5 OF THIS SCHEDULE 13D.

      Item 5 is hereby amended and restated as follows:

      The aggregate percentage of Shares reported owned by each person named herein is based upon 15,830,501 Shares outstanding, as of March 9, 2007, which is the total number of Shares outstanding as reported in the Issuer's Annual
Report on Form 10-K, filed with the Securities and Exchange Commission on March
14, 2007.

      A.    Starboard

        (a) As of the date of this filing, Starboard beneficially owns 1,318,244
Shares.

            Percentage: Approximately 8.3% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 16 of 46 Pages
----------------------                                    ----------------------

        (b) 1. Sole power to vote or direct vote: 1,318,244
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,318,244
            4. Shared power to dispose or direct the disposition: 0

        (c) The number of Shares acquired by Starboard since the filing of
Schedule 13D is set forth in Schedule A and is incorporated by reference.

      B.    Parche

        (a) As of the date of this filing, Parche beneficially owns 251,094
Shares.

            Percentage: Approximately 1.6% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 251,094
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 251,094
            4. Shared power to dispose or direct the disposition: 0

        (c) The number of Shares acquired by Parche since the filing of Schedule
13D is set forth in Schedule A and is incorporated by reference.

      C.    Admiral Advisors

        (a) As of the date of this filing, as the investment manager of
Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 1,318,244 Shares owned by Starboard and (ii) 251,094
Shares owned by Parche.

            Percentage: Approximately 9.9% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,569,338
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,569,338
            4. Shared power to dispose or direct the disposition: 0

        (c) Admiral Advisors did not enter into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Shares since the filing of Schedule 13D on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      D.    Ramius Capital

        (a) As of the date of this filing, as the sole member of Admiral
Advisors may be deemed the beneficial owner of (i) 1,318,244 Shares owned by
Starboard and (ii) 251,094 Shares owned by Parche.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 17 of 46 Pages
----------------------                                    ----------------------

            Percentage: Approximately 9.9% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,569,338
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,569,338
            4. Shared power to dispose or direct the disposition: 0

        (c) Ramius Capital did not enter into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Shares since the filing of Schedule 13D on behalf of Starboard and Parche are set forth in
Schedule A, and are incorporated herein by reference.

      E.    C4S

        (a) As of the date of this filing, as the managing member of Ramius
Capital, C4S may be deemed the beneficial owner of (i) 1,318,244 Shares owned by
Starboard and (ii) 251,094 Shares owned by Parche.

            Percentage: Approximately 9.9% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,569,338
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,569,338
            4. Shared power to dispose or direct the disposition: 0

        (c) C4S did not enter into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Shares since the filing of
Schedule 13D on behalf of Starboard and Parche are set forth in Schedule A and are incorporated herein by reference.

      F.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

        (a) As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 1,318,244 Shares owned by Starboard and (ii) 251,094
Shares owned by Parche. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard and
Parche by virtue of their shared authority to vote and dispose of such Shares.
Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such
Shares.

            Percentage: Approximately 9.9% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,569,338
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,569,338

        (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Common Stock since the filing of Schedule 13D on behalf of
Starboard and Parche are set forth in Schedule A and are incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 18 of 46 Pages
----------------------                                    ----------------------

      G.    Messrs. Fox, Meyer and Smith do not currently beneficially own any
Shares.

        (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

        (e) Not applicable.

      Item 6 is hereby amended to add the following:

            As a result of the substitution of Mr. Caporale for Mr. Meyer as a nominees for election at the 2007 Annual Meeting, on April 26, 2007, the
Reporting Persons entered into an Amended and Restated Joint Filing and
Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Starboard to the Issuer's Board of Directors at the 2007 Annual Meeting and
for the purpose of taking all other actions incidental to the foregoing and (c)
Starboard and Parche shall have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the aggregate held by each of Starboard and Parche on the date hereof. A copy of this agreement is attached hereto as Exhibit 13 and is incorporated herein by reference.

            Pursuant to a letter agreement, Starboard and Parche have agreed to indemnify Mr. Caporale against claims arising from the solicitation of proxies from the Issuer's shareholders at the 2007 Annual Meeting and any related transactions. A form of the letter agreement is attached hereto as Exhibit 14 and is incorporated herein by reference.

            Admiral Advisors has agreed to compensate Mr. Caporale for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the "Compensation Letter Agreement"). Pursuant to
the terms of the Compensation Letter Agreement, Admiral Advisors has agreed to pay Mr. Caporale $5,000 in cash upon the submission of the Nomination Letter by
Starboard to the Company. Upon the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of Mr. Caporale's election as a director at the 2007 Annual Meeting, Admiral Advisors has agreed to allow Mr. Caporale to receive a profit participation with respect to the sale by Admiral Advisors or its affiliates, as the case may be, of the last $20,000 worth of Shares (the "Participation Shares") beneficially owned by either
Admiral Advisors or its affiliates, as the case may be, to a third party unaffiliated with any member of the Ramius Group. Pursuant to the terms of the
Compensation Letter Agreement, Mr. Caporale will be entitled to receive a cash payment equal to the amount, if any, by which the proceeds received by Admiral
Advisors or its affiliates, as the case may be, from the sale of the
Participation Shares exceeds $20,000 in the aggregate. A form of the
Compensation Letter Agreement is attached hereto as Exhibit 15 and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 19 of 46 Pages
----------------------                                    ----------------------

      Item 7 is hereby amended to include the following exhibits:

            10. Letter from Admiral Advisors to the President and Chief
                Executive Officer of the Issuer, dated April 26, 2007.

            11. Press Release, dated April 26, 2007.

            12. Nomination Letter Supplement from Starboard to the Issuer, dated
                April 26, 2007.

            13. Amended and Restated Joint Filing and Solicitation Agreement by
                and among the Reporting Persons, dated April 26, 2007.

            14. Form of Indemnification Letter Agreement.

            15. Form of Compensation Letter Agreement.

            16. Power of Attorney for Mr. Caporale.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 20 of 46 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2007

STARBOARD VALUE AND OPPORTUNITY        ADMIRAL ADVISORS, LLC
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
                                           its managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its         RAMIUS CAPITAL GROUP, L.L.C.
    managing member                    By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                      By: /s/ Jeffrey M. Solomon
                          ---------------------------
                          Name: Jeffrey M. Solomon
                          Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
--------------------
JEFFREY C. SMITH

Individually and as attorney-in-fact for
William J. Fox and Michael Caporale, Jr.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 21 of 46 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

           Transactions in the Shares Since the Filing of Schedule 13D
           -----------------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

          43,680                    30.7515                  02/26/07
          21,000                    30.2500                  02/27/07
          30,072                    30.3771                  02/27/07
          15,992                    29.5650                  03/01/07
          12,684                    28.6700                  03/07/07

                                   PARCHE, LLC

           8,320                    30.7515                  02/26/07
           4,000                    30.2500                  02/27/07
           5,728                    30.3771                  02/27/07
           3,046                    29.5650                  03/01/07
           2,416                    28.6700                  03/07/07

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 22 of 46 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

10.   Letter from Admiral Advisors to the President and             23
      Chief Executive Officer of the Issuer, dated April
      26, 2007.

11.   Press Release, dated April 26, 2007.                       24 to 25

12.   Nomination Letter Supplement from Starboard to the         26 o 35
      Issuer, dated April 26, 2007.
13.   Amended and Restated Joint Filing and Solicitation         36 to 38
      Agreement by and among the Reporting Persons,
      dated April 26, 2007.

14.   Form of Indemnification Letter Agreement.                  39 to 41

15.   Form of Compensation Letter Agreement.                     42 to 44

16.   Power of Attorney for Mr. Caporale.                        45 to 46

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 23 of 46 Pages
----------------------                                    ----------------------

ADMIRAL ADVISORS, LLC LETTERHEAD

April 26, 2007

Michael Merriman
The Lamson & Sessions Co.
President and CEO
25701 Science Park Drive
Cleveland, OH 44122

CC:   Board of Directors

Dear Michael,

April 28, 2007 marks the one year anniversary of last year's annual shareholders' meeting of The Lamson & Sessions Co. (the "Company"). To our knowledge, the Board of Directors of the Company (the "Board") has not yet set a
date for this year's annual meeting (the "2007 Annual Meeting"). We believe the
Board may have delayed scheduling the 2007 Annual Meeting because of the exploration of strategic alternatives currently underway. We are supportive of the Board's decision to hire Perella Weinberg to assist in this process.
However, it is not the Board's right to unilaterally decide for the Company's shareholders that the current Board best represents the interests of the shareholders during these pivotal times.

We request that the Company either promptly set the date for the 2007 Annual
Meeting so that shareholders may vote for who they believe will represent their best interests (including our nominees as minority representatives on the Board to assist in making these material decisions), or, alternatively, immediately name two of our nominees to the Board to help the current Board members evaluate what are likely complicated and weighty alternatives. Our request for minority representation on the Board is reasonable, just, and frankly similar to what we have suggested to you and the Board on several occasions in the past. We believe such minority representation would add considerable value to the Board's deliberations and would avoid an unnecessary proxy contest. We would expect our two nominees to serve on a special committee of the Board with other independent directors to work with Perella Weinberg in reviewing strategic alternatives.

Thank you for your consideration and, as always, we trust that the shareholders'
best interest will remain of paramount importance.

Best Regards,

/s/ Jeffrey C. Smith
--------------------
Jeffrey C. Smith
Partner
Ramius Capital Group

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 24 of 46 Pages
----------------------                                    ----------------------

Contact: Dan Gagnier or Megan Crudele
Sard Verbinnen & Co.
(212) 687-8080

    RAMIUS CAPITAL URGES LAMSON & SESSIONS BOARD OF DIRECTORS TO SET DATE FOR
              ANNUAL MEETING OR ADD RAMIUS REPRESENTATIVES TO BOARD

     -----------------------------------------------------------------------

NEW YORK, APRIL 26, 2007 - Admiral Advisors, LLC, a subsidiary of Ramius Capital
Group, L.L.C. (collectively, "Ramius") today delivered a letter to the President and Chief Executive Officer of The Lamson & Sessions Co. ("Lamson")(NYSE: LMS)
and its Board of Directors in which it urged Lamson to promptly set a date for its 2007 annual meeting of shareholders or add two Ramius representatives to
Lamson's Board of Directors. In addition, Starboard Value and Opportunity Master
Fund Ltd., an affiliate of Ramius, today filed preliminary proxy materials with the Securities and Exchange Commission seeking to elect its nominees to the
Board of Directors of Lamson at the 2007 annual shareholders' meeting.

Full text of the letter follows:

April 26, 2007

Michael Merriman
The Lamson & Sessions Co.
President and CEO
25701 Science Park Drive
Cleveland, OH 44122

CC:   Board of Directors

Dear Michael,

April 28, 2007 marks the one year anniversary of last year's annual shareholders' meeting of The Lamson & Sessions Co. (the "Company"). To our knowledge, the Board of Directors of the Company (the "Board") has not yet set a
date for this year's annual meeting (the "2007 Annual Meeting"). We believe the
Board may have delayed scheduling the 2007 Annual Meeting because of the exploration of strategic alternatives currently underway. We are supportive of the Board's decision to hire Perella Weinberg to assist in this process.
However, it is not the Board's right to unilaterally decide for the Company's shareholders that the current Board best represents the interests of the shareholders during these pivotal times.

We request that the Company either promptly set the date for the 2007 Annual
Meeting so that shareholders may vote for who they believe will represent their best interests (including our nominees as minority representatives on the Board to assist in making these material decisions), or, alternatively, immediately name two of our nominees to the Board to help the current Board members evaluate what are likely complicated and weighty alternatives. Our request for minority representation on the Board is reasonable, just, and frankly similar to what we have suggested to you and the Board on several occasions in the past. We believe such minority representation would add considerable value to the Board's deliberations and would avoid an unnecessary proxy contest. We would expect our two nominees to serve on a special committee of the Board with other independent directors to work with Perella Weinberg in reviewing strategic alternatives.

Thank you for your consideration and, as always, we trust that the shareholders'
best interest will remain of paramount importance.

Best Regards,

Jeffrey C. Smith
Partner
Ramius Capital Group

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 25 of 46 Pages
----------------------                                    ----------------------

ABOUT RAMIUS CAPITAL GROUP, L.L.C.
Ramius Capital Group is a registered investment advisor that manages assets of approximately $8 billion in a variety of alternative investment strategies.
Ramius Capital Group is headquartered in New York with offices located in
London, Tokyo, Hong Kong, Munich, and Vienna.

                 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value and Opportunity Master Fund Ltd., an affiliate of Ramius Capital
Group, L.L.C. ("Ramius Capital"), together with the other participants named herein, has made a preliminary filing with the Securities and Exchange
Commission ("SEC") of a proxy statement and an accompanying proxy card to be used to solicit votes for the election of its nominees at the 2007 annual meeting of shareholders of The Lamson & Sessions Co., an Ohio corporation (the
"Company").

RAMIUS CAPITAL ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY
STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO
CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE
PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY
STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO
THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC., TOLL-FREE AT (800)
322-2885 OR COLLECT AT (212) 929-5500 OR VIA EMAIL AT
PROXY@MACKENZIEPARTNERS.COM.

The participants in the proxy solicitation are Starboard Value and Opportunity
Master Fund Ltd., a Cayman Islands exempted company ("Starboard"), Parche, LLC, a Delaware limited liability company ("Parche"), Admiral Advisors, LLC, a
Delaware limited liability company, Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss, Jeffrey M. Solomon, Michael Caporale, Jr., William J. Fox and Jeffrey
C. Smith (the "Participants").

Starboard beneficially owns 1,318,244 shares of Common Stock of the Company.
Parche beneficially owns 251,094 shares of Common Stock of the Company. As the investment manager of Starboard and the managing member of Parche, Admiral
Advisors may be deemed to beneficially own the 1,318,244 shares of Common Stock of the Company owned by Starboard and the 251,094 shares of Common Stock of the
Company owned by Parche. As the sole member of Admiral Advisors, Ramius Capital may be deemed to beneficially own the 1,318,244 shares of Common Stock of the
Company owned by Starboard and the 251,094 shares of Common Stock of the Company owned by Parche. As the managing member of Ramius Capital, C4S may be deemed to beneficially own the 1,318,244 shares of Common Stock of the Company owned by
Starboard and the 251,094 shares of Common Stock of the Company owned by Parche.

As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and
Mr. Solomon may be deemed to beneficially own the 1,318,244 shares of Common
Stock of the Company owned by Starboard and the 251,094 shares of Common Stock of the Company owned by Parche.

Mr. Caporale does not beneficially own any shares of Common Stock of the
Company. Mr. Fox does not beneficially own any shares of Common Stock of the
Company. Mr. Smith does not beneficially own any shares of Common Stock of the
Company.

                                      # # #

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 26 of 46 Pages
----------------------                                    ----------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                        C/O RAMIUS CAPITAL GROUP, L.L.C.
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                                  April 26, 2007

BY FACSIMILE AND FEDERAL EXPRESS

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

      Re:   NOTICE OF  INTENTION TO NOMINATE  SUBSTITUTE  NOMINEE FOR ELECTION
            AS  DIRECTOR  AT THE 2007 ANNUAL  MEETING OF  SHAREHOLDERS  OF THE
            LAMSON & SESSIONS CO.

Dear Sir:

      Reference is made to the letter from Starboard Value and Opportunity
Master Fund Ltd. ("Starboard") to The Lamson & Sessions Co. ("Lamson" or the
"Company"), dated February 12, 2007 (the "Original Nomination Letter"), relating to Starboard's nomination of William J. Fox, Lee D. Meyer, Jeffrey C. Smith and
Jeffrey M. Solomon for election to the Board of Directors of Lamson (the "Lamson
Board") at the 2007 annual meeting of shareholders of Lamson, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2007 Annual
Meeting"). This letter shall supplement and modify the Original Nomination
Letter by substituting Michael Caporale, Jr. for Lee D. Meyer as one of
Starboard's nominees for election at the 2007 Annual Meeting. Except as specifically modified or supplemented by the information contained in this supplemental notice, all information set forth in the Original Nomination Letter remains applicable, including the Exhibits thereto, and the defined terms set forth in the Original Nomination Letter are hereby incorporated herein by reference.

      Starboard originally nominated Lee D. Meyer because of his industry and transactional experience. As noted in the Original Nomination Letter, Mr. Meyer is currently a member of the Board of Directors of PW Eagle, Inc., a competitor of the Company in the PVC pipe market ("PWEI"), and Mr. Meyer expected to resign from the PWEI board following the completion of the previously announced acquisition of PWEI by J-M Manufacturing Company, Inc., (the "PWEI
Acquisition"), which was expected to be consummated shortly after approval by
PWEI's shareholders at a special shareholders' meeting on April 12, 2007.
However, PWEI recently announced that it received a second request from the
Federal Trade Commission (the "FTC") for information in connection with the proposed PWEI Acquisition and that the PWEI Acquisition would be delayed until at least 60 days after May 16, 2007, the date for compliance with the FTC's second request. As a result the delay in the PWEI Acquisition, Mr. Meyer and
Starboard reconsidered Mr. Meyer's ability to stand for election at the 2007
Annual Meeting and agreed to withdraw Mr. Meyer as a nominee of Starboard for election to the Lamson Board. Accordingly, Starboard hereby provides notice to the Company of the withdrawal of Lee D. Meyer as a nominee for election at the
2007 Annual Meeting and of its intention to nominate Michael Caporale, Jr. as a substitute nominee for election at the 2007 Annual Meeting.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 27 of 46 Pages
----------------------                                    ----------------------

      This letter, including the Exhibits attached hereto, and the Original
Nomination Letter, including the Exhibits attached thereto, are collectively referred to as the "Notice." If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of Mr. Caporale at the 2007 Annual Meeting, or if Mr. Caporale shall be unable to serve for any reason, this Notice shall continue to be effective with respect to Starboard's remaining nominees and as to any replacement nominee(s) selected by Starboard.

      Starboard continues to reserve the right to nominate additional nominees for election as directors at the 2007 Annual Meeting to the extent that there are in excess of four (4) vacancies on the Lamson Board to be filled by election at the 2007 Annual Meeting or Lamson increases the size of the Lamson Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Lamson Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of Lamson's corporate machinery.

      Below please find information required by Regulation 14A of the Securities
Exchange Act of 1934, as amended (the "Exchange Act") and other information concerning Mr. Caporale.

      MICHAEL CAPORALE, JR. (AGE 55) served as President, Chief Executive
Officer and a director of Associated Materials, Inc., a leading North American manufacturer and distributor of exterior building products ("AMI"), from April
2002 until June 2006 and as Chairman of the Board of AMI from December 2004 until December 2006. Mr. Caporale also served as President, Chief Executive
Officer and a director of Associated Materials Holdings Inc., the direct parent of AMI ("Holdings"), from April 2002 until June 2006, and as President, Chief
Executive Officer and a director of AMH Holdings, Inc., the direct parent of
Holdings ("AMH"), from March 2004 until June 2006. In December 2004, AMH sold a
50% equity interest in AMH to affiliates of Investcorp S.A. From 2000 until
April 2002, Mr. Caporale served as President and Chief Executive Officer of
AMI's Alside division. In April 2002, AMI was transitioned from a public company to private ownership following the completion of a $436 million cash tender offer by Harvest Partners, a private equity firm. Prior to joining AMI, from
1995 through 2000, Mr. Caporale served as President of Great Lakes Window, a division of PlyGem Industries, Inc., a manufacturer of high-end vinyl windows for the replacement window market. From 1992 through 1995, Mr. Caporale served as Vice President, Operations of Enerpac, a division of Applied Power, Inc., where he developed logistic systems for the U.S., Asia and Europe markets. Mr.
Caporale began his career with General Electric, Inc. ("GE") where he spent seventeen years in various operating positions in GE's Appliance, Jet Engine and
Transformer businesses. Mr. Caporale received a B.S. in Civil Engineering and an
M.B.A. from Syracuse University. The principal business address of Mr. Caporale is 3668 Shetland Trail, Richfield, Ohio 44286. As of the date hereof, Mr.
Caporale does not own any securities of Lamson nor has he made any purchases or sales of any securities of Lamson during the past two years.

      Starboard and certain other affiliates of Ramius Capital Group, L.L.C.
("Ramius Capital") have signed or intend to sign a letter agreement pursuant to which they agree to indemnify Mr. Caporale against claims arising from the solicitation of proxies from Lamson's shareholders in connection with the 2007
Annual Meeting and any related transactions.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 28 of 46 Pages
----------------------                                    ----------------------

      In addition, Admiral Advisors, LLC, a subsidiary of Ramius Capital
("Admiral"), has signed or intends to sign a compensation letter agreement with
Mr. Caporale pursuant to which Admiral agrees to pay Mr. Caporale $5,000 in cash upon the submission of this letter by Starboard to Lamson. Pursuant to such compensation letter agreements, Admiral will also agree that upon the filing of a definitive proxy statement with the Securities and Exchange Commission (the
"SEC") relating to a solicitation of proxies in favor of Mr. Caporale's election as a director at the 2007 Annual Meeting, Admiral will allow Mr. Caporale to receive a profit participation with respect to the sale by Admiral or its affiliates of the last $20,000 worth of shares of Common Stock of Lamson beneficially owned by Admiral to an unaffiliated third party.

      Other than as stated above, there are no arrangements or understandings between Starboard and Mr. Caporale or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by
Mr. Caporale to be named as a nominee in this Notice, to be named as a nominee in any proxy statement filed by Starboard in connection with the solicitation of
Lamson shareholders and to serve as a director of Lamson, if so elected. Such consent is attached hereto as EXHIBIT B.

      Except as set forth in this Notice (including the Exhibits hereto), Mr.
Caporale (i) during the past 10 years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) does not directly or indirectly beneficially own any securities of Lamson; (iii) does not own any securities of Lamson which are owned of record but not beneficially;
(iv) has not purchased or sold any securities of Lamson during the past two years; (v) no part of the purchase price or market value of the securities of
Lamson owned by Mr. Caporale is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Lamson, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) has no associate that owns beneficially, directly or indirectly, any securities of Lamson; (viii) does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Lamson; (ix) was not, and his associates were not, a party to any transaction, or series of similar transactions, since the beginning of Lamson's last fiscal year, or a party to any currently proposed transaction, or series of similar transactions, to which Lamson or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) has no, and his associates have no, arrangements or understandings with any person with respect to any future employment by Lamson or its affiliates, or with respect to any future transactions to which Lamson or any of its affiliates will or may be a party; and (xi) has no substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

        THE INFORMATION IN THE ORIGINAL NOMINATION LETTER CONCERNING THE
    SHAREHOLDER GIVING THE NOTICE IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

      THE NAME AND BUSINESS ADDRESS OF THE SHAREHOLDER GIVING THE NOTICE IS AS
FOLLOWS:

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 29 of 46 Pages
----------------------                                    ----------------------

      Starboard Value and Opportunity Master Fund Ltd.
      c/o Ramius Capital Group, L.L.C.
      666 Third Avenue, 26th Floor
      New York, NY 10017

      THE CLASS AND NUMBER OF SHARES OF COMMON STOCK WHICH ARE HELD OF RECORD,
OWNED BENEFICIALLY AND REPRESENTED BY PROXY BY STARBOARD AS OF THE RECORD DATE
AND AS OF THE DATE HEREOF IS AS FOLLOWS:

      The record date for the 2007 Annual Meeting has not been made publicly available as of the date hereof. Starboard hereby represents that it is the beneficial owner of 1,318,244 shares of Common Stock of Lamson, 1,000 shares of which are held of record.

      ALL OTHER INFORMATION FOR STARBOARD THAT WOULD BE REQUIRED TO BE FILED FOR
A PARTICIPANT IN A SOLICITATION SUBJECT TO SECTION 14 OF THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED IS AS FOLLOWS:

      (a) ANY SUBSTANTIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR
OTHERWISE, OF STARBOARD IN ANY MATTER TO BE ACTED UPON AT THE 2007 ANNUAL
MEETING:

      Starboard does not have a substantial interest in any matters to be acted upon at the 2007 Annual Meeting except as otherwise set forth herein.

      (b) STATE WITH RESPECT TO ALL SECURITIES OF THE REGISTRANT PURCHASED OR
SOLD WITHIN THE PAST TWO YEARS, THE DATES ON WHICH THEY WERE PURCHASED OR SOLD
AND THE AMOUNT PURCHASED OR SOLD ON EACH SUCH DATE:

      Please see Exhibit A for information regarding purchases and sales during the past two years by Starboard in securities of Lamson.

      (c) THE AMOUNT OF SECURITIES OF LAMSON OWNED BENEFICIALLY, DIRECTLY OR
INDIRECTLY, BY EACH OF THE PARTICIPANT'S ASSOCIATES AND THE NAME AND ADDRESS OF
EACH SUCH ASSOCIATE:

Name                Business Address                   Beneficial Ownership
----                ----------------                   --------------------

Parche, LLC         666 Third Avenue                   251,094 shares
                    26th Floor
                    New York, New York 10017

Admiral Advisors,   666 Third Avenue                   1,569,338 shares
LLC                 26th Floor
                    New York, New York 10017

Ramius Capital      666 Third Avenue                   1,569,338 shares
Group, L.L.C.       26th Floor
                    New York, New York 10017

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 30 of 46 Pages
----------------------                                    ----------------------

C4S & Co., L.L.C.   666 Third Avenue                   1,569,338 shares
                    26th Floor
                    New York, New York 10017

Peter A. Cohen      666 Third Avenue                   1,569,338 shares
                    26th Floor
                    New York, New York 10017

Morgan B. Stark     666 Third Avenue                   1,569,338 shares
                    26th Floor
                    New York, New York 10017

Jeffrey M. Solomon  666 Third Avenue                   1,569,338 shares
                    26th Floor
                    New York, New York 10017

Thomas W. Strauss   666 Third Avenue                   1,569,338 shares
                    26th Floor
                    New York, New York 10017

      Except as set forth in this Notice (including the Exhibits hereto), (i)
during the past 10 years, Starboard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii)
Starboard does not directly or indirectly beneficially own any securities of
Lamson; (iii) Starboard does not own any securities of Lamson which are owned of record but not beneficially; (iv) Starboard has not purchased or sold any securities of Lamson during the past two years; (v) no part of the purchase price or market value of the securities of Lamson owned by Starboard is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) Starboard is not, nor within the past year has been, a party to any contract, arrangements or understandings with any person with respect to any securities of Lamson, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of Starboard owns beneficially, directly or indirectly, any securities of Lamson; (viii) Starboard does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Lamson; (ix) neither Starboard nor any of its associates was a party to any transaction, or series of similar transactions, since the beginning of Lamson's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Lamson or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) neither Starboard nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Lamson or its affiliates, or with respect to any future transactions to which Lamson or any of its affiliates will or may be a party; and (xi) Starboard does not have any substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

                                      * * *

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 31 of 46 Pages
----------------------                                    ----------------------

      Please address any correspondence to Starboard Value and Opportunity
Master Fund Ltd., Attention: Jeffrey C. Smith, telephone (212) 845-7955, facsimile (212) 845-7999 and Owen S. Littman, telephone (212) 201-4841, facsimile (212) 845-7995 (with a copy to our counsel, Olshan Grundman Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New
York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile
(212) 451-2222). The giving of this Notice is not an admission that any purported procedures for notice concerning the nomination of directors to the
Lamson Board and submission of business proposals are legal, valid or binding, and Starboard reserves the right to challenge their validity. Starboard also reserves the right, to the extent permitted by Lamson's Articles of
Incorporation, Code of Regulations or by law, to modify, change or otherwise amend this Notice in any respects.

                                    Very truly yours,

                                    STARBOARD VALUE AND OPPORTUNITY MASTER
                                    FUND LTD.

                                    By: /s/ Mark R. Mitchell
                                        ----------------------------------------
                                    Name: Mark R. Mitchell
                                    Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 32 of 46 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                      TRANSACTIONS IN SECURITIES OF LAMSON
                            DURING THE PAST TWO YEARS

  Shares of Common Stock           Price Per                   Date of
    Purchased / (Sold)              Share($)                Purchase / Sale
    ------------------              --------                ---------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

          84,000                    21.5000                   11/15/06
          84,000                    21.4500                   11/16/06
          42,000                    20.6700                   11/20/06
          99,960                    20.9285                   11/21/06
           8,400                    21.1532                   11/24/06
          89,460                    20.7246                   11/27/06
          21,000                    20.7020                   11/27/06
           8,316                    21.3947                   11/28/06
          42,336                    21.5488                   11/28/06
          84,000                    20.8630                   11/28/06
          10,584                    21.6887                   11/29/06
          98,112                    21.4746                   11/30/06
          84,000                    21.6000                   11/30/06
          24,948                    21.5104                   12/01/06
          42,000                    23.4549                   01/09/07
          18,900                    23.5467                   01/10/07
          42,000                    23.7476                   01/11/07
          252,000                   23.3092                   01/16/07
          58,800                    23.4004                   01/17/07
          43,680                    30.7515                   02/26/07
          21,000                    30.2500                   02/27/07
          30,072                    30.3771                   02/27/07
          15,992                    29.5650                   03/01/07
          12,684                    28.6700                   03/07/07

                                   PARCHE, LLC
                                   -----------

          18,688                    21.4746                   11/30/06
         *109,344                   21.6600                   11/30/06
          16,000                    21.6000                   11/30/06
           4,752                    21.5104                   12/01/06
           8,000                    23.4549                   01/09/07

--------------------------
*     Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 33 of 46 Pages
----------------------                                    ----------------------

           3,600                    23.5467                   01/10/07
           8,000                    23.7476                   01/11/07
          48,000                    23.3092                   01/16/07
          11,200                    23.4004                   01/17/07
           8,320                    30.7515                   02/26/07
           4,000                    30.2500                   02/27/07
           5,728                    30.3771                   02/27/07
           3,046                    29.5650                   03/01/07
           2,416                    28.6700                   03/07/07

                              ADMIRAL ADVISORS, LLC
                              ---------------------

                                      None

                          RAMIUS CAPITAL GROUP, L.L.C.
                          ----------------------------

                                      None

                                C4S & CO., L.L.C.
                                -----------------

                                      None

                                 PETER A. COHEN
                                 --------------

                                      None

                                 MORGAN B. STARK
                                 ---------------

                                      None

                                THOMAS W. STRAUSS
                                -----------------

                                      None

                               JEFFREY M. SOLOMON
                               ------------------

                                      None

                                JEFFREY C. SMITH
                                ----------------

                                      None

                                 WILLIAM J. FOX
                                 --------------

                                      None

                              MICHAEL CAPORALE, JR.
                              ---------------------

                                      None

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 34 of 46 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                 NOMINEE CONSENT

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 35 of 46 Pages
----------------------                                    ----------------------

                              MICHAEL CAPORALE, JR.
                              3668 Shetland Trail,
                              Richfield, Ohio 44286

                                                                  April 25, 2007

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master
Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of The Lamson & Sessions Co. ("Lamson") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"), (ii) being named as a nominee in any proxy statement filed by
Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Lamson if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ Michael Caporale, Jr.

                                    Michael Caporale, Jr.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 36 of 46 Pages
----------------------                                    ----------------------

                              AMENDED AND RESTATED

                     JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,  certain  of  the  undersigned  are  stockholders,   direct  or
beneficial, of The Lamson & Sessions Co., an Ohio corporation (the "Company");

      WHEREAS,  Starboard  Value and  Opportunity  Master Fund Ltd.,  a Cayman
Islands  exempted  company  ("Starboard"),  Parche,  LLC, a  Delaware  limited liability  company  ("Parche"),  Admiral  Advisors,  LLC, a  Delaware  limited liability company,  Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius  Capital"),  C4S & Co., L.L.C., a Delaware limited  liability company,  Peter A.  Cohen,  Morgan B.  Stark,  Thomas W.  Strauss,  Jeffrey M.
Solomon,  William  J. Fox,  Lee D. Meyer and  Jeffrey C. Smith are  parties to that certain Joint Filing and  Solicitation  Agreement dated February 13, 2007
(the  "Agreement") in connection with the formation of a group for the purpose of seeking  representation  on the Board of  Directors  of the  Company at the
2007 annual meeting of  stockholders  of the Company,  or any other meeting of stockholders  held  in lieu  thereof,  and  any  adjournments,  postponements, reschedulings  or  continuations  thereof (the "2007 Annual  Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

      WHEREAS,  on April 26,  2007,  Starboard  notified  the  Company  of its intention  to  substitute  Michael  Caporale,  Jr.  for Lee D. Meyer as one of
Starboard's nominees for election at the 2007 Annual Meeting;

      WHEREAS,  the  parties to the  Agreement  desire to replace Lee D. Meyer with  Michael  Caporale,  Jr. in the group  formed for the  purpose of seeking representation  on the Board of  Directors  of the  Company at the 2007 Annual
Meeting, and Mr. Caporale desires to join such Group;

      NOW, IT IS AGREED, this 26th day of April 2007 by the parties hereto that the Agreement is amended and restated as follows:

      1.    In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

      2.    So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their purchases or sales of securities of the Company;
or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

      3.    Each of the undersigned agrees to form the Group for the purpose of soliciting proxies or written consents for the election of the persons nominated by the Group to the Board of Directors of the Company at the 2007 Annual Meeting
and for the purpose of taking all other actions incidental to the foregoing.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 37 of 46 Pages
----------------------                                    ----------------------

      4.    Starboard and Parche shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the aggregate beneficially owned by each of Starboard and Parche on the date hereof.

      5.    Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in
Section 4 shall be first approved by Ramius Capital, or its representatives, which approval shall not be unreasonably withheld.

      6.    The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement.
Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.
Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

      7.    This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      8.    In the event of any dispute arising out of the provisions of this
Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the
State of New York.

      9.    Any party hereto may terminate his/its obligations under this
Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

      10.   Each party acknowledges that Olshan shall act as counsel for both the Group and Ramius Capital and its affiliates relating to their investment in the Company.

      11.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii)
under the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 38 of 46 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY        ADMIRAL ADVISORS, LLC
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
                                           its managing member
PARCHE, LLC
By: Admiral Advisors, LLC,             RAMIUS CAPITAL GROUP, L.L.C.
    its managing member                By: C4S & Co., L.L.C.,
                                           its Managing Member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
--------------------
JEFFREY C. SMITH

Individually and as attorney-in-fact
for William J. Fox and Michael
Caporale, Jr.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 39 of 46 Pages
----------------------                                    ----------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                   PARCHE, LLC
                            c/o Admiral Advisors, LLC
                          666 Third Avenue, 26th Floor
                            NEW YORK, NEW YORK 10017

                                ___________, 2007

[NAME OF NOMINEE]
[ADDRESS]
[ADDRESS]

                          Re: THE LAMSON & SESSIONS CO.

Dear Mr. _________:

      Thank you for agreeing to serve as a nominee for election to the Board of
Directors of The Lamson & Sessions Co. ("Lamson") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd. and Parche,
LLC (collectively, the "Ramius Group") are considering undertaking to nominate and elect directors at Lamson's 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Ramius Group
Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to Lamson and all of its stockholders. This letter will set forth the terms of our agreement.

      The members of the Ramius Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Ramius Group Solicitation and any related transactions, irrespective of the outcome; PROVIDED, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; PROVIDED FURTHER, that this indemnification agreement and all of the Ramius Group's obligations hereunder shall not apply to any of your actions or omissions as a director of Lamson.
This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the
Ramius Group Solicitation and any related transactions (each, a "Loss").

      In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Ramius Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Ramius Group shall not relieve us from any liability which we may have on account of this

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 40 of 46 Pages
----------------------                                    ----------------------

Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Ramius Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Ramius Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

      You hereby agree to keep confidential and not disclose to any party, without the consent of the Ramius Group, any confidential, proprietary or non-public information (collectively, "Information") of the Ramius Group, its affiliates or members of its Schedule 13D group which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.
Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Ramius Group, its affiliates or members of its
Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

      Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Ramius Group so that the Ramius
Group or any member thereof may seek a protective order or other appropriate remedy or, in the Ramius Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Ramius Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Ramius Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

      All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such
Information, shall be and remain the property of the Ramius Group and, upon the request of a representative of the Ramius Group, all such information shall be returned or, at the Ramius Group's option, destroyed by you, with such destruction confirmed by you to the Ramius Group in writing.

      This letter agreement shall be governed by the laws of the State of New
York, without regard to the principles of the conflicts of laws thereof.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 41 of 46 Pages
----------------------                                    ----------------------

      If you agree to the foregoing terms, please sign below to indicate your acceptance.

                                    Very truly yours,

                                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND
                                    LTD.

                                    By:
                                        ----------------------------------------
                                    Name:
                                    Title: Authorized Signatory

                                    PARCHE, LLC

                                    By: Admiral Advisors, LLC, its managing
                                        member

                                    By:
                                        ----------------------------------------
                                    Name:
                                    Title: Authorized Signatory

ACCEPTED AND AGREED:

---------------------------
[NAME OF NOMINEE]

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 42 of 46 Pages
----------------------                                    ----------------------

                              ADMIRAL ADVISORS, LLC
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                    ____________, 2007

[NAME OF NOMINEE]
[ADDRESS]
[Address]

Dear Mr. _________:

      This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Ramius Group"), including Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. ("Admiral"), for election as a director of The Lamson & Sessions Co. (the "Company") at the Company's 2007
annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

      1. CASH PAYMENT; PROFIT PARTICIPATION. In consideration of your agreement to be named and serve as nominee of the Ramius Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to (i) pay you $5,000 in cash upon the Ramius Group submitting a letter to the Company nominating you for election as a director of the
         Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) in the event the Ramius Group files a definitive proxy statement with the U.S. Securities and
         Exchange Commission (the "Proxy Statement") relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting (the date of such filing being hereinafter referred to as the "Proxy Filing Date"), to allow you to receive a profit participation with respect to the sale by Admiral or its affiliates, as the case may be, of the last $20,000 worth of shares of the Company's common stock (the "Participation Shares") beneficially owned by Admiral to a third party unaffiliated with any member of the Ramius Group. The number of Participation Shares shall be determined by dividing $20,000 by the closing price of the Company's common stock on the Proxy Filing
         Date (the "Proxy Date Closing Price"). Your profit participation shall entitle you to receive a cash payment equal to the amount, if any, by which the proceeds received by Admiral or its affiliates, as the case may be, from the sale of the Participation Shares exceeds $20,000 in the aggregate (the "Contingent Payment").

      2. RIGHTS AS A STOCKHOLDER. Your right to receive the Contingent Payment shall not entitle you to any rights as a stockholder of the Company, including, without limitation, any voting rights or disposition rights with respect to the Participation Shares.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 43 of 46 Pages
----------------------                                    ----------------------

      3. FORFEITURE OF PROFIT PARTICIPATION. The profits related to the
         Participation Shares will be paid to you in all circumstances upon and subject to the sale of the Participation Shares except (i) if you are not named in the Proxy Statement or if you withdraw your consent to serve as a director nominee of the Ramius Group after the filing of the
         Proxy Statement, (ii) if elected to the Company's Board of Directors, you voluntarily cease to serve as a director of the Company prior to the expiration of your term, (iii) if you are in breach of your obligations under the indemnification agreement between us.

      4. NON-TRANSFERABILITY. Your right to the profits related to the
         Participation Shares is non-transferable.

      5. ENTIRE AGREEMENT. AMENDMENT. This letter agreement contains the entire agreement between you and the undersigned and supersedes other oral and written agreements previously entered into by you and the undersigned concerning the same subject matter. This letter agreement may be modified or rescinded only with the written consent of both parties.

      6. GOVERNING LAW. The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

      7. BINDING EFFECT. This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns. If Admiral transfers all of the Company's common stock owned by it to an affiliate, Admiral, as a condition thereof, shall cause such affiliate to assume the obligations of Admiral under this letter agreement.

      8. COUNTERPARTS. This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

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CUSIP No. 513696104                   13D                    Page 44 of 46 Pages
----------------------                                    ----------------------

                                    ADMIRAL ADVISORS, LLC

                                    By:
                                        ----------------------------------------
                                        Name:
                                        Title:

Accepted and Agreed to:

---------------------------
[NAME OF NOMINEE]

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 45 of 46 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith signing singly, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of The Lamson & Sessions Co. (the "Company") directly or indirectly beneficially owned by Ramius Capital Group, L.L.C. or any of its affiliates (collectively, the "Ramius Group") and (ii) any proxy solicitation of the Ramius Group to elect the Ramius Group's slate of director nominees to the board of directors of the Company at the 2007 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

      1.    executing for and on behalf of the undersigned all Schedules 13D required to be filed under Section 13(d) of the Securities Exchange Act of 1934
(the "Exchange Act") and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

      2.    executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the
Company or the Solicitation;

      3.    executing for and on behalf of the undersigned all Joint Filing and
Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Ramius Group;

      4.    performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      5.    taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this
Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Ramius Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 46 of 46 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of April 2007.

                                    /s/ Michael Caporale, Jr.
                                    --------------------------------------------
                                    Michael Caporale, Jr.